Exhibit 1

Stratus Technologies Bermuda Holdings Ltd. Cumberland House, 9th Floor One Victoria Street Hamilton HM 11, Bermuda

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Stratus Technologies Bermuda Holdings Ltd. Announces

Excess Cash Flow Offer to Purchase Units

Hamilton Bermuda, May 24, 2012 - Stratus Technologies Bermuda Holdings Ltd. (“Holdings” and, together with its consolidated subsidiaries, “Stratus” or the “Company”), a global provider of uptime assurance, announced today the commencement of an offer to purchase (the “Excess Cash Flow Offer”) up to 5,000 outstanding units (the “Units,” CUSIP No. 86317AAC8), each such Unit comprised of $480 principal amount of 12% Senior Secured Notes due 2015 of Stratus Technologies Bermuda Ltd. (the “Bermuda Notes,” CUSIP No. 86317VAC2), a wholly owned direct subsidiary of Holdings (the “Bermuda Issuer”), and $520 principal amount of 12% Senior Secured Notes due 2015 of Stratus Technologies, Inc. (the “U.S. Notes,” CUSIP No. 86317QAE9, and, together with the Bermuda Notes, the “Notes”), a wholly owned indirect subsidiary of Holdings (the “U.S. Issuer” and, together with the Bermuda Issuer, the “Issuers”). The Excess Cash Flow Offer will expire at 11:59 p.m. Eastern time on June 22, 2012, unless extended (the “Expiration Time”).

The Excess Cash Flow Offer is being made pursuant to the terms of the indenture governing the Units and Notes (the “Indenture”). The Indenture requires the Issuers to make an offer to purchase Notes as Units using 100% of the Company’s Excess Cash Flow (as defined in the Indenture) for the fiscal year ended February 26, 2012 (the “Offer Amount”); provided, however that if the Company’s Excess Cash Flow for such fiscal year is less than $5.0 million, the Offer Amount shall be $5.0 million.

In accordance with the Indenture and subject to the terms and conditions of the Excess Cash Flow Offer (and, with respect to Units held in book-entry form through the facilities of the Depository Trust Company (“DTC”), the policies and procedures of DTC and its direct and indirect participants), the Issuers will pay a purchase price in cash equal to 120% of the principal amount of Units validly tendered (and not validly withdrawn) prior to the Expiration Time that are accepted, plus accrued and unpaid interest thereon to the settlement date for the Excess Cash Flow Offer, subject to proration if the aggregate amount of Units validly tendered in the Excess Cash Flow Offer exceeds the Offer Amount. Tenders may be validly withdrawn no later than the Expiration Time.

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any Units. The Excess Cash Flow Offer is only being made pursuant to the Notice of Excess Cash Flow Offer that Stratus is providing to holders of Units through the Automated Exchange Offer Program (ATOP) system of The Depository Trust Company.

The complete terms and conditions of the Offer to Purchase are set forth in the Notice of Excess Cash Flow Offer.

About Stratus

Stratus delivers uptime assurance for the applications its customers depend on most for their success. With its resilient software and hardware technologies, together with proactive availability monitoring and management, Stratus products help to save lives and to protect the business and reputations of companies, institutions, and governments the world over. To learn more about worry-free computing, visit www.stratus.com.

Forward-Looking Statements: This press release may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements. Such risks and uncertainties include, but are not limited to: the continued acceptance of the Company’s products by the market; the Company’s ability to enter into new service agreements and to retain customers under existing service contracts; the Company’s ability to source quality components and key technologies without interruption and at acceptable prices; the Company’s ability to comply with certain covenants in the governing documents for the Company’s credit facilities and other debt instruments; the Company’s ability to refinance indebtedness when required; the Company’s reliance on sole source manufacturers and suppliers; the presence of existing competitors and the emergence of new competitors; the Company’s financial condition and liquidity and the Company’s leverage and debt service obligations; economic conditions globally and in the Company’s most important markets; developments in the fault-tolerant and high-availability server markets; claims by third parties that the Company infringes upon their intellectual property rights; the Company’s success in adequately protecting its intellectual property rights; the Company’s success in maintaining efficient manufacturing and logistics operations; the Company’s ability to recruit, retain and develop appropriately skilled employees; exposure for systems and service failures; fluctuations in foreign currency exchange rates; fluctuations in interest rates; current risks of terrorist activity and acts of war; the impact of changing tax laws; the impact of changes in policies, laws, regulations or practices of foreign governments on the Company’s international operations; and the impact of natural or man-made disasters. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no duty to further update such forward-looking statements.

Investor Relations Contact

Robert C. Laufer

Senior Vice President, CFO

Stratus Technologies

978-461-7343

bob.laufer@stratus.com

© 2012 Stratus Technologies Bermuda Ltd. All rights reserved.

Stratus® is a registered trademark of ours. All other trade names, service marks and trademarks appearing in this annual report are the property of their respective holders. Our use or display of other parties’ trade names, service marks or trademarks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name, service mark or trademark owners.